July 24, 2006

Mail Stop 4561

Eric H. Paulson
Navarre Corporation
7400 49th Avenue North
New Hope, Minnesota 55428

Re: **Navarre Corporation**
        Registration Statement on Form S-1/A
        Filed on June 27, 2006
        File No. 333-133280

Dear Mr. Paulson:

        This is to advise you that we have the following additional comments.

Form S-1

Risk Factors

Any material weakness or significant deficiency in our internal controls…, page 17

1. We reissue comment 1 of our letter dated May 10, 2006. As currently drafted, your disclosure focuses on the *possibility* of identifying material weaknesses in your controls and procedures in the future. In light of your history of material weaknesses in the fiscal year ended 2005 and first two quarters of 2006, we believe that it is material to a potential investor that you experienced (and remediated) such issues in the recent past.   Please revise to provide the requested disclosure in your risk factors or provide a detailed analysis as to why such disclosure is not required.

    We also note your response to our concerns over changes to your internal controls during the quarter ended December 31, 2005. Please provide us with additional information on the issue, including the date the material weakness was remediated.

Management

Executive Compensation, page 49

2. We will orally convey our concerns on your response to comment 3 of our letter
    dated May 10, 2006.

* * * * *

        If you have any questions, please call Adam Halper, at (202) 551-3482. If you
require additional assistance please contact the undersigned, at (202) 551-3730.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Philip T. Colton, Esq.
        Winthrop and Weinstine, P.A.
        225 South Sixth Street, Suite 3500
        Minneapolis, Minnesota 55402
        Facsimile: (612) 604-6929